Alternative Energy and Environmental Solutions, Inc.
159 North State Street
Newtown, PA 18940

June 13, 2011

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

Re:	Alternative Energy and Environmental Solutions, Inc.
File No. 333-174658

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1, File No. 333-174658, to 5:00 P.M. Eastern Standard Time on June 14, 2011, or as soon as practicable thereafter.

We are also aware that:

•     Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•     The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

•     The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Alternative Energy Environment Solutions, Inc.

By:     /s/ Scott Williams
Scott Williams
President and Chief Executive Officer